Exhibit 99.1

ParaZero Strengthens European Anti-Drone Capabilities with a Significant Purchase Order for DefendAir Systems from Leading Dutch Defense Distributor

Kfar Saba, Israel, Nov. 17, 2025 (GLOBE NEWSWIRE) -- ParaZero Technologies Ltd. (Nasdaq: PRZO) (the “company” or “ParaZero”), an aerospace defense company pioneering smart, autonomous solutions for the global manned and unmanned aerial systems (UAS) industry, today announced a significant purchase order for its DefendAir anti-drone defense systems from a Dutch distributor, one of Europe’s largest integrators.

The order is for the Company’s Counter-UAS DefendAir solutions and includes multiple DefendAir products for resale and distribution through the distributor’s established European network. This partnership marks a key expansion in the Western Europe region, where the distributor serves as a leading supplier of defense and homeland security (HLS) applications.

ParaZero’s DefendAir system, has demonstrated 100% succus rate in multiple field trial demonstrations and is a multi-layered soft-hard kill Counter-UAS solution that utilizes a patented net launcher against hostile drones, enabling safe urban interception and minimizing collateral damage.

“We believe that this order is part of the growing demand for robust anti-drone defenses across the world and Europe in particular, where airspace security is paramount,” said Ariel Alon, CEO of ParaZero. “Our Dutch partner, a top distributor in Europe, aims to bring DefendAir to a wider customer base and we’re thrilled to support their growth and strengthen our foothold in the Western Europe market.”

About ParaZero Technologies

ParaZero Technologies Ltd. (Nasdaq: PRZO) is an aerospace defense company pioneering smart, autonomous solutions for the global manned and unmanned aerial systems (UAS) industry. Founded in 2014 by aviation professionals and drone industry veterans, ParaZero is a recognized leader in advanced drone technologies, supporting commercial, industrial, and governmental operations worldwide. The company’s product portfolio includes SafeAir, an autonomous parachute recovery system designed for aerial safety and regulatory compliance; DefendAir, a counter-UAS net-launching platform for protection against hostile drones in both battlefield and urban environments; and DropAir, a precision aerial delivery system. ParaZero’s mission is to redefine the boundaries of aerial operations with intelligent, mission-ready systems that enhance safety, scalability, and security. For more information, visit https://parazero.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, ParaZero is using forward-looking statements when it discusses expansion and strengthening its foothold in Western Europe, its belief that this order is part of the growing demand for robust anti-drone defenses across the world and Europe in particular and brining DefendAir to a wider customer base. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the SEC on March 21, 2025. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. ParaZero is not responsible for the content of third-party websites.

Investor Relations Contact:

Michal Efraty
Investor Relations
michal@efraty.com